BASIS OF PRESENTATION

This Management’s Discussion and Analysis (“MD&A”) covers the interim consolidated financial statements for Westport Innovations Inc. (“Westport”, the “Company”, “we”, “us”, “our”) for the three and six months ended June 30, 2012 and provides an update to our annual MD&A dated February 28, 2012 for the fiscal year ended December 31, 2011. This information is intended to assist readers in analyzing our financial results and should be read in conjunction with the audited consolidated financial statements, including the accompanying notes, for the fiscal year ended December 31, 2011. Our interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The Company’s reporting currency is the U.S. dollar. This MD&A is dated August 2, 2012.

Additional information relating to Westport, including our Annual Information Form and Form 40-F, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, respectively. All financial information is reported in U.S. dollars unless otherwise noted.

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements that are based on the beliefs of management and reflects our current expectations as contemplated under the safe harbor provisions of Section 21E of the United States Securities Act of 1934, as amended. Such statements include but are not limited to statements regarding the demand for our products, our investments, cash and capital requirements, the intentions of partners and potential customers, the performance of our products, our future market opportunities, our estimates and assumptions used in our accounting policies, our accruals, including warranty accruals, our financial condition, and timing of when we will adopt or meet certain accounting and regulatory standards. These statements are neither promises nor guarantees but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed in or implied by these forward looking statements. These risks include risks related to revenue growth, operating results, industry and products, general economy, conditions of the capital and debt markets, government or accounting policies and regulations, technology innovations, as well as other factors discussed below and elsewhere in this report, including the risk factors contained in the Company’s most recent Annual Information Form filed on SEDAR at www.sedar.com. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based or that may affect the likelihood that actual results will differ from those set forth in the forward looking statements except as required by National Instrument 51-102.

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The forward looking statements contained in this document speak only as of the date of this MD&A. Except as required by applicable legislation, Westport does not undertake any obligation to release publicly any revisions to these forward looking statements to reflect events or circumstances after this MD&A, including the occurrence of unanticipated events.

BUSINESS OVERVIEW

We are a leading provider of high-performance, low-emission engine and fuel system technologies utilizing gaseous fuels. Our technology and products enable light- (less than 5.9-litre), medium- (5.9- to 8.9-litre), heavy-duty (11- to16-litre) and high-horsepower (greater than 16-litre) petroleum-based fuel engines to use primarily natural gas, giving users a cleaner and generally less expensive alternative fuel based on a more abundant natural resource.

Since our founding in 1995, we have focused on developing technology that allows us to produce more environmentally sustainable engines without compromising the performance, fuel economy, durability and reliability of diesel engines. The substitution of natural gas for petroleum-based fuel drives a significant reduction in harmful combustion emissions, such as nitrogen oxides, particulate matter and greenhouse gas, in addition to providing a relatively inexpensive alternative fuel from a more plentiful natural resource. Our systems enable combustion engines to use gaseous fuels, such as natural gas, propane or hydrogen. Our research and development effort and investment have resulted in a substantial patent portfolio that serves as the foundation for our differentiated technology offerings and competitive advantage.

We leverage our proprietary technology by partnering with leading diesel engine, truck and automotive original equipment manufacturers (“OEMs”) to develop, manufacture and distribute our engines to a diverse group of global truck, bus and automotive OEMs. Our strategic relationships with OEMs provide us with access to their manufacturing capacity, supply chain and global distribution networks without incurring the considerable investment associated with these assets. We commercialize our technology in markets where demand for clean, low emission engines is prevalent, including light-duty, medium- to heavy-duty, and heavy-duty, as follows:

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•	Westport Light-Duty ("Westport LD"), which is currently composed of Westport LD, OMVL S.p.A. (“OMVL”) and, as of July 1 and October 11, 2011, Emer S.p.A. (“Emer”) and Alternative Fuel Vehicle Sweden AB (“AFV”), respectively, designs, produces and sells high-performance alternative fuel engines, systems and components targeting the high volume light-duty vehicle and engine segments for automotive, industrial and stationary markets. Westport LD offers advanced technology natural gas and liquefied petroleum gas (“LPG”) engines and fuel systems for the OEM light-duty automotive, industrial and stationary markets. In North America, Westport LD offers fully-integrated, cost-effective solutions available in light-duty vehicles with the Westport WiNG™ Power System—an advanced, integrated, bi-fuel (natural gas / gasoline) system for fleet customers of commercial and passenger vehicles, initially launched on the Ford F-250 and F-350 platforms. The North American business is supported through Westport LD Michigan Technical Center. In Sweden, Westport LD offers natural gas fuel systems engineered and installed by AFV for the Volvo V70 bi-fuel wagon. Westport LD also offers OMVL and Emer brand kits and components for conversion of engines from gasoline, or petrol, to compressed natural gas (“CNG”) or LPG. Westport LD leverages the advanced engineering of the Company and the precision high volume manufacturing of our Italian operations OMVL and Emer. For industrial applications, Westport LD offers complete engine solutions to industrial vehicle OEMs and stationary S-2 packagers globally. The Juniper brand engine provides robust performance for material handling, municipal, construction, and other harsh and challenging applications. Westport LD currently supplies Clark Material Handling with Juniper 2.4-litre CNG and LPG industrial engines based on the Hyundai platform for Clark forklifts sold globally. The Juniper 2.4-litre engine is also available for stationary applications such as engine power units for oilfield applications, where Westport LD sells to Cummins Western Canada, and agricultural installations for electrical power generation.

•	Cummins Westport Inc (“CWI”), our 50:50 joint venture with Cummins, Inc., (“Cummins”), serves the medium- to heavy-duty engine markets. CWI's engines are offered by many OEMs of transit and shuttle buses, conventional trucks and tractors, and refuse collection trucks, as well as specialty vehicles such as short-haul port drayage trucks, material handling trucks, street sweepers and vehicles for selected industrial applications. The fuel for CWI engines is typically carried on the vehicles as CNG or LNG. CWI engines are produced at certain Cummins’ plants allowing CWI to leverage Cummins' manufacturing footprint without incurring additional capital costs. CWI also utilizes Cummins' supply chain, back office systems, and distribution and sales networks.

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•	Westport Heavy-Duty (“Westport HD”) serves the heavy-duty engines markets and currently offers a 15-litre natural gas engine for the heavy-duty trucking market in North America. Westport HD applies our proprietary development platform and is engaged in the engineering, design and marketing of natural gas-enabling technology for the heavy-duty diesel engine and truck market. The fuel for the Westport HD system is typically carried on the vehicle as LNG to provide greater energy density compared to CNG and to allow the vehicle to travel farther before refuelling. At the heart of the Westport HD system is our proprietary high pressure direct injection (“HPDI”) technology, which provides the environmental and cost benefits of natural gas while delivering comparable benefits of diesel engines: high efficiency over the speed and torque operating range, high torque capability and robust reliability.

We have formed additional joint ventures to capitalize on the growth of alternative fuel engines in geographic markets outside of North America. In July 2010, we established Weichai Westport Inc. (“WWI”), a joint venture between Westport (35% interest), Weichai Power Co. Ltd. (“Weichai”) (40% interest) and Hong Kong Peterson (CNG) Equipment Ltd. (25% interest), to focus on the Chinese market. WWI develops, manufactures and sells advanced, alternative fuel engines and parts for use in automobiles, buses, heavy-duty trucks, marine applications and power generation. WWI occupies a 20,000 square metre site in China with an annual production capacity of 40,000 engines. The current engines are widely used in city bus, coach and heavy-duty truck applications in China or exported to other regions globally. WWI is integrating Westport HPDI technology into Weichai's heavy-duty engine platform for future products seeking to deliver best-in-class solutions in a rapidly developing market.

On May 18, 2012, we announced that Volvo unveiled its plan to launch a 13 liter heavy-duty natural gas engine featuring Westport HPDI technology. The product is scheduled for launch for the North American market in 2014.

On June 5, 2012, we announced a signed agreement with Caterpillar Inc. to co-develop natural gas technology for off-road equipment, including mining trucks and locomotives. Caterpillar will fund the development program, and when the products reach commercialization, we expect to participate in the supply of key components.

For the three months ended June 30, 2012, our consolidated revenues were $106.1 million compared to $44.9 million in the prior year period, an increase of $61.2 million, or 136.3%. This increase in revenue was driven by an increase in Westport LD revenue of $19.8 million as we began consolidating Emer and AFV as of July 2011 and October 2011, respectively, and CWI, Westport HD and Corporate revenues increased $25.1 million, $8.3 million and $8.0 million, respectively.

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For the six months ended June 30, 2012, our consolidated revenues were $194.7 million compared to $83.0 million in the prior year period, an increase of $111.7 million, or 134.6%. This increase in revenue was driven by an increase in Westport LD revenue of $39.0 million as we began consolidating Emer and AFV as of July 2011 and October 2011, respectively, and CWI, Westport HD and Corporate revenues increased $52.7 million, $12.0 million and $8.0 million, respectively.

Consolidated net loss attributable to the Company for the three months ended June 30, 2012 was $6.1 million, or $0.11 loss per diluted share, compared to an $18.1 million net loss, or $0.38 loss per diluted share, for the three months ended June 30, 2011. The $12.0 million decrease in net loss was primarily due to a decrease in net loss in Westport HD of $2.7 million, corporate net loss of $9.1 million, and an increase in our share of CWI net income of $0.7 million, partially offset by an increase in net loss in Westport LD of $0.5 million.

For the six months ended June 30, 2012 and 2011, consolidated net loss attributable to the Company was $28.7 million, or a loss of $0.54 per diluted share, and $32.5 million, or a loss of $0.69 per diluted share, respectively. The $3.8 million decrease in net loss was driven by a decrease in corporate net loss of $7.2 million, and an increase in our share of CWI net income of $3.2 million, partially offset by an increase in net loss in Westport LD of $3.3 million and Westport HD of $3.3 million.

As of June 30, 2012, our cash, cash equivalents and short-term investments balance was $307.2 million compared to $85.7 million at December 31, 2011. For the six months ended June 30, 2012, cash used in operations was $21.8 million with $12.6 million used for operating purposes and a $9.2 million used for working capital. We also paid cash of $1.1 million for our acquisition of certain assets of AEC, purchased $13.6 million of property and equipment, purchased $1.0 million in intangible assets, advanced loans of $2.6 million to a joint venture partner, and repaid a portion of our long-term debt within Emer totaling $6.4 million. We also received a repayment on our note receivable of $2.5 million, drew down our lines of credit for $1.3 million, issued shares through a public share offering resulting in cash inflow of $265.4 million (net of share issuance costs) and issued shares through the exercise of stock options, which resulted in an additional $0.9 million in cash. Foreign exchange on Canadian dollar and Euro denominated cash, cash equivalents and short-term investments and unrealized foreign exchange impacts on certain foreign currency denominated balances resulted in an unfavorable $2.1 million impact on our cash, cash equivalents and short-term investments balance.

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CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our consolidated financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements. The Company’s accounting policies are described in Note 2 of our fiscal year ended December 31, 2011 annual consolidated financial statements. We have identified several policies as critical to the measurement of our business operations and in understanding our results of operations. These policies, which require the use of judgment, estimates and assumptions in determining their reported amounts, include our accounting of CWI as a variable interest entity, warranty liability, revenue recognition, inventories, property, equipment, furniture and leasehold improvements, stock based compensation, goodwill and intangible assets. The application of these and other accounting policies are described in Note 2 of our fiscal year ended December 31, 2011 annual consolidated financial statements and our 2011 Management and Discussion Analysis. Actual amounts may vary significantly from estimates used.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

Fair Value Measurements

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2011-04, Fair Value Measurements (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS, (“ASU 2011-04”). ASU 2011-04 changes the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements to ensure consistency between U.S. GAAP and IFRS. ASU 2011-04 also expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. This new guidance is to be applied prospectively. This update was effective for the Company on January 1, 2012. The adoption of this update did not have a material impact on the Company’s consolidated financial statement note disclosures.

Comprehensive Income

In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income (“ASU 2011-05”). ASU 2011-05 eliminates the option to report other comprehensive income and its components in the statement of changes in equity. ASU 2011-05 requires that all non-owner changes in stockholders’ equity be presented in either a single continuous statement of comprehensive income or in two separate but consecutive statements. In December 2011, the FASB issued ASU No. 2011-12 (“ASU 2011-12”), which defers certain requirements within ASU 2011-05. These amendments are being made to allow the FASB time to redeliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income in all periods presented. This new guidance is to be applied retrospectively. This update was effective for the Company on January 1, 2012. The adoption of this update did not have a material impact on the Company’s consolidated financial statement note disclosures.

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Intangibles – Goodwill and other

In September 2011, the FASB issued ASU No. 2011-08, Intangibles - Goodwill and Other (Topic 350) - Testing Goodwill for Impairment (“ASU 2011-08”), which allows an entity to use a qualitative approach to test goodwill for impairment. ASU 2011-08 permits an entity to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If it is concluded that this is the case, it is necessary to perform the currently prescribed two-step goodwill impairment test. Otherwise, the two-step goodwill impairment test is not required. This update was effective for the Company on January 1, 2012. The adoption of this update did not have a material impact on the Company’s consolidated financial statement note disclosures.

Balance Sheet

In December 2011, the FASB issued ASU No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities (“ASU 2011-11”). ASU 2011-11 enhances disclosures regarding financial instruments and derivative instruments. Entities are required to provide both net information and gross information for these assets and liabilities in order to enhance comparability between those entities that prepare their financial statements on the basis of U.S. GAAP and those entities that prepare their financial statements on the basis of IFRS. This new guidance is to be applied retrospectively. The Company anticipates that the adoption of this standard will expand its consolidated financial statement footnote disclosures.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the six month period ended June 30, 2012, there were no changes to our internal control over financial reporting that could materially impact the consolidated financial statements.

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FINANCIAL OVERVIEW

RESULTS FROM OPERATIONS – for the three and six months ended June 30, 2012

Product revenue for the three months ended June 30, 2012 increased $44.6 million, or 119.9%, to $81.8 million from $37.2 million for the three months ended June 30, 2011. CWI product revenue for the three months ended June 30, 2012 increased $22.6 million, or 90.0%, to $47.7 million on sales of 1,972 units compared to $25.1 million and 1,056 units for the three months ended June 30, 2011, which was primarily attributed to higher sales volume of ISL G engines in the Americas and sales of engines in Latin America. Westport HD revenues for the three months ended June 30, 2012 increased $2.4 million, or 184.6%, to $3.7 million on shipments of 75 HD systems compared to $1.3 million and 17 HD systems in the prior year period. Westport LD revenues for the three months ended June 30, 2012 increased $19.6 million, or 181.5%, to $30.4 million compared to $10.8 million for the three months ended June 30, 2011 as we began consolidating $19.0 million in Emer and $1.5 million in AFV product revenue as of July 2011 and October 2011, respectively, and an increase in industrial revenue of $0.6 million, partially offset by a decrease in product revenue in OMVL of $1.5 million due to the decline in foreign exchange of the Euro relative to the US dollar and non-recurring business with certain customers.

For the six months ended June 30, 2012 and 2011, product revenue was $194.7 million and $83.0 million, respectively, representing an increase of $111.7 million or 134.6%. CWI product revenue for the six months ended June 30, 2012 increased 27.6% to $91.2 million on sales of 3,915 units compared to $43.5 million and 1,829 units in the prior year period, which was primarily attributed to higher sales volume of ISL G engines in the Americas and sales of engines in Asia and Latin America. Westport HD revenues for the six months ended June 30, 2012 increased 552.6% to $12.4 million on shipments of 226 HD systems compared to $1.9 million in the prior year period, which consisted of 19 HD systems and 4 demonstration trucks. Westport LD revenues for the six months ended June 30, 2012 increased 213.1% to $57.3 million compared to $18.3 million in the prior year period as we began consolidating product revenue of $35.5 million in Emer and $3.9 million in AFV in the current year period, and an increase in industrial revenue of $1.0 million offset by a decrease in product revenue in OMVL of $1.8 million due to the decline in foreign exchange of the Euro relative to the US dollar and non-recurring business with certain customers.

Product Revenue by Geographic Region (as a percentage of revenue)

	Three months		Six months ended
	June 30,		June 30,
	2012	2011	2012	2011

Americas	65%	62%	58%	59%
Asia	10%	16%	17%	17%
Rest of the world	25%	22%	25%	23%

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Parts revenue for the three months ended June 30, 2012 was $10.2 million compared to $7.7 million for the three months ended June 30, 2011, an increase of $2.5 million, or 32.5%. CWI parts revenue for the three months ended June 30, 2012 was $9.3 million compared with $6.9 million for the three months end June 30, 2011, an increase of $2.4 million or 34.8%. Westport HD parts revenue for the three months ended June 30, 2012 was $0.6 million compared with $0.8 million for the three months end June 30, 2011, a decrease of $0.2 million. Westport LD parts revenue for the three months ended June 30, 2012 was $0.3 million compared with nil for the three months end June 30, 2011 due to an increase in part sales in Australia. The number of engines in the field, their age and their reliability all impacted parts revenue each period.

Parts revenue for the six months ended June 30, 2012 was $20.0 million compared to $15.3 million in the prior year period, an increase of $4.7 million, or 30.7%. CWI parts revenue for the six months ended June 30, 2012 was $18.4 million compared with $13.6 million in prior year period, an increase of $4.8 million or 35.3%. Westport HD parts revenue for the six months ended June 30, 2012 was $1.2 million compared with $1.7 million in prior year period. Westport LD parts revenue for the six months ended June 30, 2012 was $0.4 million compared with nil in prior year period due to an increase in part sales in Australia.

Service and other revenue for the three and six months ended June 30, 2012 was $14.1 million compared to nil and $4.1 million for the three and six months ended June 30, 2011, respectively. Included in the current year was one-time license revenue of $8.0 million for the transfer of the proprietary know-how related to the HPDI technology related to our recently announced agreement with Caterpillar Inc. We recognized $6.1 million under our development agreements during the three months ended June 30, 2012 compared to nil for the three months ended June 30, 2011. This change was due to the timing of delivering certain milestones during the periods under our development agreements. All costs associated with our development agreements were recorded as research and development expenses in the period incurred in the consolidated statement of operations.

Gross margin increased $25.3 million to $40.5 million, or 38.2% of total revenue, for the three months ended June 30, 2012 compared to $15.2 million, or 33.9% of total revenue, for the three months ended June 30, 2011. CWI gross margin and gross margin percentage for the three months ended June 30, 2012 were $17.4 million and 30.6%, respectively, compared to $14.0 million and 43.9%, respectively, for the three months ended June 30, 2011. This decrease in gross margin percentage was due primarily to a warranty adjustment of $2.1 million, extended coverage adjustment of $1.6 million and $1.1 million in extended coverage claims in the current year period, partially offset by an increase in parts margin percentage due to the mix of parts sold.

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Westport HD gross margin (including product, parts and service) and gross margin percentage for the three months ended June 30, 2012 were $6.4 million and 61.3%, respectively, compared to negative $1.0 million and negative 51.4%, respectively, for the three months ended June 30, 2011. The increase in gross margin and gross margin percentage was due to the recognition of $6.1 million under our development agreements in the current year period compared to nil in the prior year period as milestones were achieved during the current year period, excluding these payments Westport HD gross margin percentage was 6.3%. An increase in units sold during the current year period contributed to the higher gross margin while the prior year period also included a campaign expense of $0.8 million, which contributed to the prior period’s negative gross margin and gross margin percentage.

Westport LD gross margin and gross margin percentage for the three months ended June 30, 2012 were $8.7 million and 28.4%, respectively, compared to $2.2 million and 20.6%, respectively, for the three months ended June 30, 2011. The increase in gross margin and gross margin percentage is primarily due to the consolidation of Emer since July 2011.

Corporate gross margin and gross margin percentage for the three and six months ended June 30, 2012 were $8.0 million and 100.0%, respectively, compared to nil for the three and six months ended June 30, 2011. The gross margin represents the recognition of a license fee of $8.0 million from Caterpillar Inc. in the current year period.

Gross margin and gross margin percentage for the six month period ended June 30, 2012 were $69.0 million and 35.4%, compared to $28.8 million and 36.4% for the six month period ended June 30, 2011, respectively. CWI gross margin and gross margin percentage for the six months ended June 30, 2012 were $37.1 million and 33.8%, respectively, compared to $25.5 million and 44.7%, respectively, for the six months ended June 30, 2011. The decrease in gross margin percentage was primarily due to a warranty adjustment of $3.0 million, extended coverage adjustment of $2.9 million, and $3.2 million in extended coverage claims and mix of sales. Westport HD gross margin (including product, parts, and service and other) and gross margin percentage for the six months ended June 30, 2012 were $7.8 million and 39.8%, respectively, compared to $3.3 million and 43.9%, respectively, for the six months ended June 30, 2011. The increase in margin was due to $6.1 million in service and other revenue recognized in the current year period compared to $4.1 million in the prior year period and an increase in units sold in the current year period. Westport LD gross margin and gross margin percentage for the six months ended June 30, 2012 were $16.1 million and 28.1%, respectively, compared to $4.0 million and 21.6%, respectively, for the six months ended June 30, 2011. The increase is primarily due to the consolidation of Emer since July 2011.

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Research and development expenses, net of program funding, for the three months ended June 30, 2012, increased $9.1 million to $20.5 million, which represents 19.4% of revenues, compared to $11.4 million or 25.3% of revenues, for the three months ended June 30, 2011. CWI research and development expenses were $2.4 million for the three months ended June 30, 2012 compared with $1.7 million for the three months ended June 30, 2011. The $0.7 million increase was primarily due to a decrease in government funding of $0.4 million and an increase in costs to support new product development programs of $0.8 million. This was partially offset by a decrease in technology royalty fee of $0.5 million, which the Company is no longer required to pay. Westport HD research and development expenses, which include costs incurred under the our development agreements, were $8.4 million for the three months ended June 30, 2012 compared with $6.1 million for the three months ended June 30, 2011. The $2.3 million increase was primarily as a result of an increase in costs incurred under our development agreements in the current year period of $4.0 million of which $3.8 million was reimbursed in the current quarter, compared with $2.6 million in the prior year period, and $0.9 million in costs to support new product development programs. Westport LD research and development expenses were $3.5 million for the three months ended June 30, 2012 compared with $1.6 million for the three months ended June 30, 2011. The $1.9 million increase was primarily related to efforts to expand product offerings to light-duty automotive OEMs of $0.7 million and consolidation of Emer and AFV in the current year period of $1.2 million. Corporate research and development expenses were $6.2 million for the three months ended June 30, 2012 compared with $2.0 million for the three months ended June 30, 2011. The increase in corporate research and development expenses were primarily due to investments in developing new product development programs.

For the six months ended June 30, 2012, research and development expenses increased $15.4 million to $36.7 million, which represents 18.9% of revenue, compared to $21.3 million or 25.7% of revenue in the prior year period. CWI research and development expenses increased $0.3 million primarily due to an increase in costs to support product development programs of $1.3 million partially offset by a decrease in technology royalty fee of $1.0 million. Westport HD research and development expenses, which include costs incurred under our development agreements, were $14.7 million compared with $10.4 million in prior year period primarily as a result of an increase in costs incurred under our development agreements in the current year of $6.8 million compared with $3.0 million in the prior year period. Westport LD research and development expenses were $8.3 million compared with $2.6 million in the prior year period primarily related to efforts to expand product offerings to light-duty automotive OEMs to include the launch of the Westport WiNG Power System and consolidation of Emer in the current year period. Corporate research and development expenses increased $5.1 million to $9.3 million and were primarily due to investments in developing new product development programs.

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Research and Development Expenses (expressed in thousands of United States dollars)

	Three months		Six months ended
	ended June 30		ended June 30
	2012	2011	2012	2011

Research and development expenses	$21,253	$12,775	$38,539	$23,247
Program funding	(710)	(1,425)	(1,831)	(1,943)
Research and development, net	$20,543	$11,350	$36,708	$21,304

General and administrative expenses for the three months ended June 30, 2012 increased $2.6 million to $9.1 million compared to $6.5 million for the three months ended June 30, 2011. CWI general and administrative expenses were $0.4 million for the three months ended June 30, 2012 compared with $0.3 million for the three months ended June 30, 2011. Westport HD general and administrative expenses were $0.8 million for the three months ended June 30, 2012 compared with $0.2 million for the three months ended June 30, 2011. The $0.6 million increase was primarily related to increased headcount to support this growing business. Westport LD general and administrative expenses for the three months ended June 30, 2012 were $3.2 million compared to $1.0 million for the three months ended June 30, 2011. The $2.2 million increase was primarily due to costs related to an increase in headcount of $0.7 million and the consolidation of Emer and AFV of $1.5 million in the current year period. Corporate general and administrative expenses were $4.6 million for the three months ended June 30, 2012 compared with $5.1 million for the three months ended June 30, 2011.

For the six months ended June 30, 2012, general and administrative expenses increased $8.5 million from $12.5 million in the prior year period to $21.0 million in the current year period. CWI general and administrative expenses increased $0.3 million primarily due to higher professional services and compensation costs. Westport HD general and administrative expenses increased $0.9 million to $1.5 million in the current year period due to increased headcount to support this growing business and an increase in compensation expense. Westport LD general and administrative expenses increased $4.4 million to $6.4 million primarily due to costs of $1.6 million related to our new Detroit facility and the consolidation of Emer and AFV of $2.8 million in the current year period. Corporate general and administrative expenses increased $2.9 million to $12.3 million primarily due to increase in professional services.

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Sales and marketing expenses for the three months ended June 30, 2012 increased $3.1 million to $10.4 million compared to $7.3 million for the three months ended June 30, 2012. CWI’s sales and marketing expenses were $3.0 million for the three months ended June 30, 2012 compared to $2.7 million in for the three months ended June 30, 2011. The $0.3 million increase in CWI sales and marketing expense was related primarily to an increase in market development and support expenditures. Westport HD sales and marketing expenses were $4.9 million for the three months ended June 30, 2012 compared with $3.0 million for the three months ended June 30, 2011. The $1.9 million increase was primarily due to an increase in compensation and travel costs. Westport LD sales and marketing expenses were $1.7 million for the three months ended June 30, 2012 compared with $0.5 million for the three months ended June 30, 2011. The $1.2 million increase was primarily related to OEM and market development initiatives and the consolidation of Emer and AFV in the current year period. Corporate sales and marketing expenses were $0.8 million for the three months ended June 30, 2012 compared to $1.0 million for the three months ended June 30, 2011.

For the six month period ended June 30, 2012, sales and marketing expenses increased by $4.9 million from $14.1 million in the prior year period to $19.0 million in the current year. CWI sales and marketing expenses increased by $0.8 million to $5.5 million in the current year period primarily due to an increase in market development and support expenditures. Westport HD expenses increased $2.6 million to $9.2 million dollars in the current year period due to an increase in compensation costs and travel costs of $2.6 million. Westport LD expenses increased $1.9 million to $3.0 million in the current year period and were related to OEM and market development initiatives and the consolidation of Emer and AFV in the current year period. Corporate expenses decreased $0.5 million to $1.3 million in the current year period.

Foreign exchange gains and losses reflected net realized gains and losses on foreign currency transactions and the net unrealized gains and losses on our non-CWI net U.S. dollar denominated monetary assets and liabilities that were mainly composed of cash and cash equivalents, short-term investments, accounts receivable and accounts payable. In addition, the Company has foreign exchange exposure on its non-OMVL and Emer Euro denominated monetary assets and liabilities including the Euro denominated long-term liability payable to Societa Italiana Tecnomeccaica La Precisa S.p.A and SIT International B.V., (“the Sellers”) of OMVL. For the three months ended June 30, 2012, we recognized a net foreign exchange gain of $4.9 million with the movement in the Canadian dollar relative to the U.S. dollar. This compares to a net foreign exchange loss of $0.1 million for the three months ended June 30, 2011. For the six months ended June 30, 2012, we recognized a net foreign exchange gain of $4.5 million compared to a net foreign exchange gain of $3.3 million in the comparative period. A majority of the foreign exchange gain and loss for the three and six months ended June 30, 2012 and 2011 is unrealized.

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Depreciation and amortization for the three and six months ended June 30, 2012 was $2.8 million and $5.3 million compared to $0.9 million and $1.9 million, respectively, for the same periods in the prior year. The increase primarily related to depreciation of property and equipment and intangible assets acquired in the purchase of Emer and AFV.

Income from investments accounted for by the equity method for the three months ended June 30, 2012 was $1.0 million and relates to our 35% interest in WWI of $1.1 million and a loss in our 50% interest in Minda-Emer Technologies Ltd. of $0.1 million. For the six months ended June 30, 2012, we recorded income from WWI of $1.7 million and $0.1 in Minder-Emer Technologies Ltd. For the three and six months ended June 30, 2011, we recorded income from WWI of $0.4 million and $0.8 million, respectively.

Interest on long-term debt and amortization of discount expense for the three months ended June 30, 2012 was $1.4 million and relates to the accretion expense relating to the long-term payable to the Sellers of OMVL of $0.1 million, interest expense on the CDN $36.0 million debentures issued on September 23, 2011, bearing interest at 9% per annum of $0.9 million, and interest expense on Emer senior financing facilities of $0.4 million. Interest on long-term debt and amortization of discount expense for three months ended June 30, 2011 of $1.0 million related to interest and accretion on the CDN $15.0 million debentures of $0.9 million, which matured and was repaid in full on July 3, 2011, and $0.3 million of accretion expense relating to the long-term payable to, the Sellers of OMVL.

Interest on long-term debt and amortization of discount expense for six months ended June 30, 2012 was $2.7 million and relates to the accretion expense relating to the long-term payable to the Sellers of OMVL of $0.2 million, interest expense on the CDN $36.0 million debentures issued on September 23, 2011, bearing interest at 9% per annum of $1.8 million, and interest expense on Emer senior financing facilities of $0.7 million. Interest on long-term debt and amortization of discount expense for six months ended June 30, 2011 of $1.9 million related to interest and accretion on the CDN $15.0 million debentures of $1.7 million, which matured and was repaid in full on July 3, 2011, and $0.4 million of accretion expense relating to the long-term payable to, the Sellers of OMVL.

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Income tax expense for the three months ended June 30, 2012 was $5.1 million compared to $3.7 million for the three months ended June 30, 2011. CWI income tax expense was $4.3 million for the three months ended June 30, 2012 compared to $3.5 million for the three months ended June 30, 2011 due to higher taxable income. Westport LD income tax expense was $0.5 million for the three months ended June 30, 2012 compared to an income tax expense of $0.2 million for the three months ended June 30, 2011 due to taxable income in Emer and OMVL in the current year period. Corporate income tax expense was $0.3 million for the three months ended June 30, 2012 compared to nil for the three months ended June 30, 2011. The current period amount relates to the deferred tax liability of Westport’s share of CWI’s undistributed earnings for the period. For the six months ended June 30, 2012 and 2011, consolidated income tax expense was $11.3 million and $6.0 million, respectively, with the current year period relating to CWI, Emer, OMVL and AFV the and prior period amount relating primarily to CWI and OMVL.

CAPITAL REQUIREMENTS, RESOURCES AND LIQUIDITY

As at June 30, 2012, our cash, cash equivalents and short-term investment position was $307.2 million, an increase of $221.5 million from $85.7 million at December 31, 2011. Cash and cash equivalents consist of guaranteed investment certificates, term deposits and bankers acceptances with maturities of 90 days or less when acquired. Short-term investments consist of investment grade bankers’ acceptances, term deposits and commercial paper. We invest primarily in short-term paper issued by Schedule 1 Canadian banks, R1 high rated corporations and governments.

For the six months ended June 30, 2012, our cash used in operations was $21.8 million. Cash used in operations before changes in non-cash working capital, a non-GAAP measure, was $12.6 million. Changes in non-cash working capital resulted in a reduction of $9.2 million. The $9.2 million change in working capital was impacted, by increases in warranty liability of $7.7 million, deferred revenue of $3.0 million, accounts receivable of $4.5 million, inventory of $9.2 million, and prepaid expenses of $3.8 million partially offset by a decrease in accounts payable and accrued liabilities of $2.4 million. Cash used in investing activities included cash paid to purchase short-term investments of $79.0 million, purchase of fixed assets of $13.6 million, loan advances of $2.6 million, acquisition of assets of AEC of $1.1 million, and purchase of intangible assets of $1.0 million offset by repayment on our note receivable of $2.5 million. Cash provided by financing activities included $265.4 million, net of share issuance costs, raised in a public share offering, $0.9 million in shares issued for stock option exercises and $1.4 million drawn from our operating lines of credit. This is offset by repayment of a portion of the long-term debt within Emer of $6.4 million.

Foreign exchange resulted in an unfavorable adjustment to cash and cash equivalents of $1.2 million as a portion of our cash balances are maintained in Canadian dollars and Euro.

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Our plan is to use our current cash, cash equivalents and short-term investments, our share of CWI profits and borrowings under our credit facility to fund our committed milestones and obligations for our current programs. We will also continue to seek third party and government funding on commercially acceptable terms to offset costs of our investments; however, there are no guarantees that we will be successful in obtaining third party funding on acceptable terms or at all.

On February 27, 2012, the Company issued a total of 6,325,000 common shares at a price of $43.25 per share for gross proceeds of $273.6 million. The net proceeds of $265.5 million (net of share issuance costs of $8.1 million) will be used by us to further our business objectives of developing technology and relationships in new and adjacent market opportunities with OEMs focused on light-duty industrial and automotive and heavy-duty and high-horsepower applications and capital expenditures including new test facilities.

Westport’s capital requirements will vary depending on a number of factors, including the timing and size of orders for our LNG systems, our ability to successfully launch products on time, our supply chain and manufacturing requirements, our success in executing our business plan, relationships with current and potential strategic partners, commercial sales and margins, product reliability, progress on research and development activities, capital expenditures and working capital requirements. We also continue to review investment and acquisition opportunities on a regular basis for technologies, businesses and markets that would complement our own products or assist us in our commercialization plans. Significant new orders, expanded engine programs, acquisitions or investments could require additional funding. If such additional funding is not available to us, if expected orders do not materialize or are delayed, or if we have significant overspending in our programs, we may be required to delay, reduce or eliminate certain research and development activities, reduce or cancel inventory orders, and possibly forego new program, acquisition or investment opportunities. Any of those circumstances could potentially result in a delay of the commercialization of our products in development and could have an adverse effect on our business, results of operations, liquidity and financial condition.

This “Capital Requirements, Resources and Liquidity” section contains certain forward looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Readers are encouraged to read the “Forward Looking Statements and Basis of Presentation” sections of this MD&A, which discusses forward-looking statements and the “Risks and Uncertainties” section of this MD&A and of our Annual Information Form.

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SHARES OUTSTANDING

For the three months ended June 30, 2012 and 2011 the weighted average number of shares used in calculating the loss per share was 54,941,622 and 47,141,868, respectively. During the three months ended June 30, 2012, we granted 11,250 stock options and 7,226 share units relating to our long-term incentive programs. The shares, share options and performance share units outstanding and exercisable as at the following dates are shown below:

	June 30, 2012		August 2, 2012
		Weighted		Weighted
		average		average
	Number	exercise price	Number	exercise price
		$		$
Shares outstanding	54,994,694		55,008,979
Share Options
- Outstanding	1,017,264	27.60	1,015,449	27.63
- Exercisable	238,204	8.00	236,389	8.02
Share Units
- Outstanding	1,303,856	N/A	1,291,386	N/A
- Exercisable	251,362	N/A	238,892	N/A

(weighted average exercise prices are presented in Canadian dollars)

SELECTED QUARTERLY FINANCIAL DATA (unaudited)

Our revenues and operating results can vary significantly from quarter to quarter depending on the timing of product deliveries, product mix, product launch dates, research and development project cycles, timing of related government funding and foreign exchange impacts. Net loss has and can vary significantly from one quarter to another depending on operating results, gains and losses from investing activities, stock-based compensation awards, recognition of tax benefits and other similar events.

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The following table provides summary unaudited financial data for our last eight quarters:

Selected Quarterly Operations Data (unaudited)

Three months ended	30-Sep-10	31-Dec-10	31-Mar-11	30-Jun-11	30-Sep-11	31-Dec-11	31-Mar-12	30-Jun-12
Units shipped	1,115	1,036	775	1,073	1,710	2,181	2,094	2,047

(expressed in thousands of United States dollars except for per share amounts)

Product revenue	$34,189	$30,976	$26,440	$37,162	$72,232	$80,288	$78,812	$81,770
Parts revenue	$6,663	$8,553	$7,622	$7,704	$8,458	$10,516	$9,797	$10,245
Engineering Service Revenue	$4,052	$-	$4,076	$-	$351	$9,830	$-	$14,080
Total revenue	$44,904	$39,529	$38,138	$44,866	$81,041	$100,634	$88,609	$106,095

Cost of sales	$27,082	$26,663	$20,499	$29,663	$55,236	$61,031	$60,114	$65,583
Gross margin	$17,822	$12,866	$17,639	$15,203	$25,805	$39,603	$28,495	$40,512
Gross margin percentage	40%	33%	46%	34%	32%	39%	32%	38%

Net loss for the period attributable to the Company	$(6,217)	$(13,495)	$(14,377)	$(18,113)	$(13,162)	$(14,519)	$(22,627)	$(6,057)

Loss per share:
Basic	$(0.16)	$(0.31)	$(0.31)	$(0.38)	$(0.27)	$(0.30)	$(0.44)	$(0.11)
Diluted (1)	$(0.16)	$(0.31)	$(0.31)	$(0.38)	$(0.27)	$(0.30)	$(0.44)	$(0.11)

Company's 100% share of CWI net income	$5,280	$3,160	$4,524	$5,886	$9,394	$10,646	$9,542	$7,282

CWI net income attributable to the Company	$2,640	$1,580	$2,262	$2,943	$4,697	$5,323	$4,771	$3,641

(1) Fully diluted loss per share is not materially different as the effect of stock options, warrants and performance share units would b e anti-dilutive.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

Contractual obligations and commitments have been disclosed in our annual MD&A dated May 8, 2012 and our substantially unchanged.

CONTINGENT OFF-BALANCE SHEET ARRANGEMENTS

Commitments and contingencies have been disclosed in our annual MD&A dated May 8, 2012 and are substantially unchanged.

BUSINESS RISKS AND UNCERTAINTIES

An investment in our business involves risk and readers should carefully consider the risks described in our Annual Information Form and other filings on www.sedar.com and www.sec.gov. Our ability to generate revenue and profit from our technologies is dependent on a number of factors, and the risks discussed in our Annual Information Form, if they were to occur, could have a material impact on our business, financial condition, liquidity, results of operation or prospects. While we have attempted to identify the primary known risks that are material to our business, the risks and uncertainties discussed in our Annual Information Form may not be the only ones we face. Additional risks and uncertainties, including those that we do not know about now or that we currently believe are immaterial may also adversely affect our business, financial condition, liquidity, results of operation or prospects. A full discussion of the risks impacting our business is contained in the Annual Information Form for the fiscal year ended December 31, 2011 under the heading “Risks” and is available on SEDAR at www.sedar.com.

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NON-GAAP MEASURES

We use certain non-GAAP measures to assist in assessing our financial performance and liquidity. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Non-GAAP measures and reconciliations to financial statement line items for the periods indicated are as follows:

Cash flows from operations before changes in non-cash working capital

(expressed in thousands of U.S. dollars)

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011

Cash flow from operations
Net loss for the period	$(2,415)	$(15,177)	$(20,274)	$(27,324)
Items not involving cash:
Depreciation and amortization	2,766	853	5,285	1,860
Stock-based compensation expense	2,896	2,212	6,458	3,638
Deferred income tax expense (recovery)	(1,782)	101	(2,876)	1,107
Change in deferred lease inducements	(15)	(14)	(26)	(37)
Income from investment accounted for by the equity method	(953)	(445)	(1,715)	(818)
Accretion of long-term debt	320	616	515	1,183
Other	(1)	65	53	65

Cash flows from operations before changes in non-cash operating working capital	$816	$(11,789)	$(12,580)	$(20,326)

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